As filed with the Securities and Exchange Commission on June 18, 2003


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                           For the month of June 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        MODERN TIMES GROUP MTG AB (publ)

                   Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                              Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                     No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    MODERN TIMES GROUP MTG AB (publ)

                                    By: /s/ Hans-Holger Albrecht
                                        ---------------------------
                                    Name: Hans-Holger Albrecht



Dated: June 18, 2003

                           [MODERN TIMES GROUP Logo]


 FOR IMMEDIATE RELEASE                                              18 June 2003



             ACQUISITION OF REMAINING SHARES IN SDI MEDIA HONG KONG

Modern Times Group MTG AB, the international media group, today announced that its SDI Media AB subsidiary has acquired the remaining 40 per cent of the SDI Media operation in Hong Kong. MTG owns 100 per cent of the company, which is the leading subtitling and dubbing company in Asia.

SDI Media is the largest Pan-Asian entertainment localization company, with operations in Hong Kong, Korea, Singapore, Taiwan, Thailand and Tokyo. Its clients in the region include Discovery Asia, Disney, Hallmark, Sony, Star TV and Time Warner.

Hans-Holger Albrecht, President and CEO of MTG, commented: "We are delighted to complete our acquisition of SDI Media Asia. The company has an unparalleled reputation for delivering high quality, innovative localization solutions to its many clients. It has been the unquestioned leader in Asia in developments in these fields, including assisting with the launch of DVD in Asia. This deal further strengthens our position in an exciting region and we will continue to grow SDI's market presence by expanding its services into new markets around the world."

SDI Media is the leading provider of language versioning and localization services to the entertainment industry. SDI provides these services throughout North and South America, Europe, the Middle East and Asia. SDI has agreements with the majority of major Hollywood studios and provides the subtitling for 60% of Hollywood's DVD movie releases worldwide. DVD subtitling now represents 44% of SDI's revenues. DVD sales in 2002 contributed to a 29% rise in operating profits to SEK 54 million on sales of SEK 379 million.

For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO               tel: +46 (0) 8 562 000 50
Matthew Hooper,  Investor & Press Enquiries         tel: +44 (0) 20 7321 5010

Modern Times Group MTG AB has five business areas: Viasat Broadcasting (free-to-air and pay-TV broadcasting operations in nine countries and teletext operations in four countries), Radio (seven national networks or local stations in five countries), TV-Shop (home shopping and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and distribution).

Modern Times Group MTG AB class A and B shares are listed on the Stockholmsborsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market (symbol: MTGNY).

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Modern Times Group, any Modern Times Group members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.